UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release (“company announcement”) of Zealand Pharma A/S or the Company, dated September 5, 2019, announcing a private placement and directed share issue to Van Herk Investments B.V of 3,975,000 New Shares, each of a nominal value of DKK 1, at a subscription price of DKK 140.79 per New Share (the “Placement”). Zealand expects to receive gross proceeds from the Placement of approximately DKK 559.6 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Ivan M. Møller

	Name:	Ivan M. Møller
	Title:	Interim Chief Financial Officer

Date: September 5, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 5, 2019

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